October 5, 2012

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jay Ingram
Nudrat Salik
Rufus Decker

Re:	SolarCity Corporation – Registration Statement on Form S-1 (the “Registration Statement”)

Ladies and Gentlemen:

On behalf of SolarCity Corporation, a Delaware corporation (the “Company”), pursuant to the Securities Act of 1933, as amended (the “Act”), and Regulation S-T promulgated thereunder, we hereby transmit for filing via EDGAR the Company’s Registration Statement with copies of exhibits thereto for the purpose of registering the offer and sale of shares of the Company’s Common Stock. Manually executed signature pages and consents have been signed prior to the time of this electronic filing and will be retained by the Company for five years.

Pursuant to Rule 457(o) of Regulation C, the Company has computed the fee due on the basis of the maximum aggregate offering price. Pursuant to Rule 13(e) of Regulation S-T, a wire transfer in the amount of $27,450.50 was submitted to the Commission’s lock-box in connection with this filing.

Pursuant to Rule 461(a) of Regulation C, on behalf of the Company and the managing underwriters named in the section “Underwriting” of the prospectus included within the Registration Statement, the Company and such managing underwriters inform the staff of the Securities and Exchange Commission that the Company and such managing underwriters may orally request acceleration of the effective date of the Registration Statement, and that the Company and such underwriters are aware of their respective obligations under the Act.

Securities and Exchange Commission

October 5, 2012

Please direct any questions with respect to the Registration Statement to the undersigned at (650) 320-4658 or sbernard@wsgr.com, or to Seth R. Weissman, the Company’s Vice President, General Counsel and Secretary, at (650) 963-5826 or sweissman@solarcity.com.

Very truly yours,

WILSON SONSINI GOODRICH & ROSATI

Professional Corporation

/s/ Steven V. Bernard

Steven V. Bernard

cc:	Lyndon Rive, SolarCity Corporation
Robert D. Kelly, SolarCity Corporation
Seth R. Weissman, SolarCity Corporation
Thomas J. Ivey, Skadden, Arps, Slate, Meagher & Flom LLP